                                 SCHEDULE 13E-3

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Rule 13e-3 Transaction Statement
        (Pursuant to Section 13(e) of the Securities Exchange Act of 1934
                           and Rule 13e-3 thereunder)

                                   KNOLL, INC.
        -----------------------------------------------------------------
                              (Name of the Issuer)

Knoll, Inc.; Warburg, Pincus Ventures, L.P.; Warburg, Pincus & Co.; E.M. Warburg, Pincus & Co., LLC; Burton B. Staniar; John H. Lynch; Andrew B. Cogan; Kathleen G. Bradley; Douglas J. Purdom; Carl G. Magnusson; Patrick A. Milberger; Barbara E. Ellixson and Barry L. McCabe
        -----------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                     Common Stock, par value $0.01 per share
        -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   498904-10-1
        -----------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                           Patrick A. Milberger, Esq.
                                   Knoll, Inc.
                                1235 Water Street
                       East Greenville, Pennsylvania 18041
                                 (215) 679-7991
        -----------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                    To Receive Notices and Communications on
                    Behalf of the Person(s) Filing Statement)
                                   Copies to:

      STEPHEN DISTLER                                   MICHAEL A. SCHWARTZ
E.M. WARBURG, PINCUS & CO., LLC                       WILLKIE FARR & GALLAGHER
    466 LEXINGTON AVENUE                                  787 SEVENTH AVENUE
   NEW YORK, NEW YORK 10017                            NEW YORK, NEW YORK 10019
        (212) 878-0600                                      (212) 728-8000

This statement is filed in connection with (check the appropriate box):
a. \x\        The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. \ \        The filing of a registration statement under the Securities Act of
              1933.
c. \ \        A tender offer.
d. \ \        None of the above.
Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: \X\

                                 Page 1 of 18 Pages

                                 SCHEDULE 13E-3

                            Calculation of Filing Fee

        -----------------------------------------------------------------

   Transaction Valuation*                               Amount of Filing Fee

       $502,712,980.00                                      $100,542.60
        -----------------------------------------------------------------


             * For purposes of calculating the filing fee only. This calculation assumes the purchase of 17,954,035 shares of common stock of Knoll, Inc. at $28.00 per share in cash. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the value of the maximum number of shares proposed to be purchased as described in the Proxy Statement.

             / / Check box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.



                               Page 2 of 18 Pages

                                 SCHEDULE 13E-3

             This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Transaction Statement") filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, relates to the Amended and Restated Agreement and Plan of Merger (the "Merger Agreement"), dated as of July 29, 1999, by and between Knoll, Inc., a Delaware corporation (the "Company"), and Warburg, Pincus Ventures, L.P., a Delaware limited partnership ("Warburg"). Pursuant to the Merger Agreement, Warburg will organize an entity ("Acquisition Corp.") for the sole purpose of consummating the merger that will merge with and into the Company, with the Company being the surviving corporation (the "Merger").

             The terms and conditions of the Merger Agreement are described in the preliminary proxy statement (the "Proxy Statement") filed herewith as
Exhibit 99.(d). A copy of the Merger Agreement is annexed to the Proxy Statement as Appendix A thereto. The Proxy Statement incorporated by reference in this filing is in preliminary form and is subject to completion or amendment. In addition, the information in the Proxy Statement is intended to be solely for the information and use of the Securities and Exchange Commission, and should not be relied upon by any other person for any purpose. The responses and cross-references presented in the following table are supplied pursuant to General Instruction F to Schedule 13E-3 and show the locations in the Proxy Statement (including all annexes and appendices thereto) of the information required to be included in response to the items of this Transaction Statement.

             Pursuant to General Instruction D to Schedule 13E-3, the information in Exhibits 10.5, 10.12 and 10.15 of Form 10-K filed by Knoll, Inc. on March 31, 1999 ("Form 10-K"), Exhibit D to Amendment No. 1 to Schedule 13D filed by Warburg, Pincus Ventures, L.P.; Warburg, Pincus & Co.; E.M. Warburg, Pincus & Co., LLC; Burton B. Staniar; John H. Lynch; Andrew B. Cogan; Kathleen
G. Bradley; Douglas J. Purdom; Carl G. Magnusson; Patrick A. Milberger; Barbara
E. Ellixson and Barry L. McCabe filed June 24, 1999 ("Amendment No. 1 to
Schedule 13D") and Exhibit 99.1 of Form 8-K filed by Knoll, Inc. on June 22, 1999 (the "Form 8-K") is hereby expressly incorporated herein by reference.


                               Page 3 of 18 Pages

                                 SCHEDULE 13E-3

                   CROSS REFERENCE SHEET REQUIRED PURSUANT TO
                    GENERAL INSTRUCTION "F" OF SCHEDULE 13E-3


       ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 1(a)                                      "Cover Page;" "Proposals at the Annual Meeting --
                                               Proposal One -- The Merger -- The Parties."

Item 1(b)                                      "Summary -- Voting;" "Market Price Information;
                                               Dividends; Repurchases of Shares of Common Stock."

Item 1(c), (d), (e) and (f)                    "Market Price Information; Dividends; Repurchases of
                                               Shares of Common Stock;" "Management's Discussion and
                                               Analysis of Financial Condition and Results of
                                               Operations -- Liquidity and Capital Resources."

Item 2(a), (b), (c), (d) and (g)               "Proposals at the Annual Meeting -- Proposal One -- The
                                               Merger -- The Parties;" "Proposals at the Annual
                                               Meeting -- Proposal Two -- Election of Directors --
                                               Information About Nominees; -- Directors and Executive
                                               Officers of Knoll."

Item 2(e) and (f)                              Not Applicable.

Item 3(a) (1)                                  "Special Factors -- Background of the Merger; --
                                               Conflicts of Interest;" "Proposals at the Annual
                                               Meeting -- Proposal Two -- Election of Directors --
                                               Certain Relationships and Related Transactions."

Item 3(a)(2)                                  "Special  Factors -- Background of the Merger;"
                                              "Proposals at the "Annual Meeting -- Proposal
                                               One -- The Merger;" "A Proposals at the Annual
                                               Meeting --Proposal Two -- Election of
                                               Directors -- Certain Relationships and
                                               Related Transactions."

Item 3(b)                                      "Special Factors -- Background of the Merger;"
                                               "Proposals at the Annual Meeting --

                               Page 4 of 18 Pages



    ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

                                               Proposal Two -- Election of Directors --
                                               Certain Relationships and
                                               Related Transactions."

Item 4(a)                                      "Summary -- Certain Effects of the Merger;" "Special
                                               Factors -- Purposes and Reasons of the Merger; Certain
                                               Effects of the Merger;" "Proposals at the Annual
                                               Meeting -- Proposal One -- The Merger."

Item 4(b)                                      "Summary -- Certain Effects of the Merger; -- Financing
                                               of the Merger;" "Special Factors -- Purposes and Reasons
                                               of the Merger; Certain Effects of the Merger; --
                                               Conflicts of Interest; -- Financing and Expenses of the
                                               Merger;" "Proposals at the Annual Meeting -- Proposal
                                               One -- The Merger."

Item 5(a), (b) and (c)                         Not Applicable.

Item 5(d)                                      "Summary -- Financing of the Merger;" "Special Factors
                                               -- Financing and Expenses of the Merger."

Item 5(e), (f) and (g)                         Not Applicable.

Item 6(a)                                      "Summary -- Financing of the Merger;" "Special Factors
                                               -- Financing and Expenses of the Merger."

Item 6(b)                                      "Special Factors -- Financing and Expenses of the Merger."

Item 6(c)                                      "Summary -- Financing of the Merger;" "Special Factors
                                               -- Financing and Expenses of the Merger."

Item 6(d)                                      Not Applicable.

Item 7(a), (b) and (c)                         "Special Factors -- Background of the Merger; --
                                               Purposes and Reasons of the Merger; Certain Effects of
                                               the Merger."


                               Page 5 of 18 Pages


    ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 7(d)                                      "Summary -- Certain Effects of the Merger; -- Federal
                                               Income Tax Consequences;" "Special Factors -- Background
                                               of the Merger; -- Purposes and Reasons of the Merger;
                                               Certain Effects of the Merger; -- Opinion of Lazard; --
                                               Position of the Continuing Stockholders as to Fairness;
                                               -- Opinion of Merrill Lynch; -- Rights of Dissenting
                                               Stockholders;" "Proposals at the Annual Meeting --
                                               Proposal One -- Terms of the Merger; -- Certain Tax
                                               Considerations."

Item 8(a) and (b)                              "Summary -- Recommendations of the Special Committee
                                               and the Board of Directors; -- Opinion of Lazard;"
                                               "Special Factors -- Background of the Merger; --
                                               Recommendations of the Special Committee and the Board
                                               of Directors; Fairness of the Merger; -- Opinion of
                                               Lazard; -- Position of the Continuing Stockholders as
                                               to Fairness; -- Opinion of Merrill Lynch."

Item 8(c)                                      "Summary -- Required Vote; Approval of the Proposals
                                               Assured;" "Information Concerning the Annual Meeting --
                                               Vote Required for the Merger, the Election of Directors
                                               and the Appointment of Auditors; Certain Common Stock
                                               Voting in Favor of the Proposals;" "Special Factors --
                                               Purposes and Reasons of the Merger; Certain Effects of
                                               the Merger;" "Proposals at the Annual Meeting --
                                               Proposal One -- The Merger -- Conditions Precedent."

Item 8(d)                                      "Summary -- Opinion of Lazard;" "Special Factors --
                                               Background of the Merger; -- Recommendations of the
                                               Special Committee and the Board of Directors; Fairness
                                               of the Merger; -- Opinion of Lazard."

Item 8(e)                                      "Special Factors -- Recommendations of the Special
                                               Committee and the Board of Directors; Fairness of the
                                               Merger."





                               Page 6 of 18 Pages


      ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 8(f)                                      Not Applicable.

Item 9(a), (b) and (c)                         "Summary -- Opinion of Lazard;" "Special Factors --
                                               Background of the Merger; -- Opinion of Lazard; --
                                               Position of the Continuing Stockholders as to Fairness;
                                               -- Opinion of Merrill Lynch;" Appendix B: Opinion of
                                               Lazard Freres & Co. LLC; Appendix D: Opinion of Merrill
                                               Lynch.

Item 10(a)                                     "Proposals at the Annual Meeting -- Proposal Two --
                                               Election of Directors -- Security Ownership of Certain
                                               Beneficial Owners and Management."

Item 10(b)                                     "Proposals at the Annual Meeting -- Proposal Two --
                                               Election of Directors -- Certain Transactions in the
                                               Shares of Common Stock."

Item 11                                        "Summary -- Required Vote; Approval of the Proposals
                                               Assured;" "Information Concerning the Annual Meeting --
                                               Vote Required for the Merger, the Election of Directors
                                               and the Appointment of Auditors; Certain Common Stock
                                               Voting in Favor of the Proposals;" "Proposals at the
                                               Annual Meeting -- Proposal One -- The Merger;"
                                               "Proposals at the Annual Meeting -- Proposal Two --
                                               Election of Directors -- Executive Officer and Director
                                               Compensation; -- Certain Relationships and Related
                                               Transactions."

Item 12(a)                                     "Summary -- Required Vote; Approval of the Proposals
                                               Assured;" "Information Concerning the Annual Meeting --
                                               Vote Required for the Merger, the Election of Directors
                                               and the Appointment of Auditors; Certain Common Stock
                                               Voting in Favor of the Proposals;" "Special Factors --
                                               Conflicts of Interest;" "Proposals at the Annual
                                               Meeting -- Proposal One -- The Merger -- Terms of the
                                               Merger; -- Covenants;" "Proposals at the Annual


                               Page 7 of 18 Pages

    ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

                                               Meeting-- Proposal Two --
                                               Election of Directors -- Certain
                                               Relationships and Related Transactions."

Item 12(b)                                     "Summary -- Recommendations of the Special Committee
                                               and the Board of Directors;" "Special Factors --
                                               Recommendations of the Special Committee and the Board
                                               of Directors; Fairness of the Merger; -- Position of
                                               the Continuing Stockholders as to Fairness;" "Proposals
                                               at the Annual Meeting -- Proposal One -- The Merger --
                                               Covenants."

Item 13(a)                                     "Summary -- Appraisal Rights;" "Special Factors --
                                               Rights of Dissenting Stockholders."

Item 13(b)                                     Not Applicable.

Item 13(c)                                     Not Applicable.

Item 14(a)                                     "Selected Financial Data;" "Recent Developments;"
                                               "Management's Discussion and Analysis of Financial
                                               Condition and Results of Operations -- Results of
                                               Operations;" "Financial Statements."

Item 14(b)                                     Not Applicable.

Item 15(a) and (b)                             "Information Concerning the Annual Meeting --
                                               Solicitation and Revocation of Proxies."

Item 16                                        The information set forth in the Proxy Statement and
                                               the Appendices thereto together with the information
                                               set forth in the Form 10-K and the Form 8-K is
                                               incorporated herein by reference in its entirety.

Item 17(a)                                     Not Applicable.

Item 17(b)(1)                                  Appendix B -- Opinion of Lazard Freres & Co. LLC.

Item 17(b)(2)                                  Appendix D -- Opinion of Merrill Lynch.


                               Page 8 of 18 Pages



    ITEM IN SCHEDULE 13E-3                      CAPTION IN PROXY STATEMENT

Item 17(c)(1)                                  Not Applicable.

Item 17(c)(2)                                  Not Applicable.

Item 17(c)(3)                                  Not Applicable.

Item 17(c)(4)                                  Appendix A -- Amended and Restated Agreement and Plan
                                               of Merger by and between Warburg, Pincus Ventures, L.P.
                                               and Knoll, Inc., dated as of July 29, 1999.
July 29, 1999

Item 17(c)(5)                                  Not Applicable.

Item 17(d)                                     Preliminary Proxy Statement.

Item 17(e)                                     Appendix C --Appraisal Rights, Section 262 of the
                                               Delaware General Corporation Law.

Item 17(f)                                     Not Applicable.


                               Page 9 of 18 Pages

This Statement is being jointly filed by Acquisition Corp., formed by Warburg, Pincus Ventures, L.P. ("Warburg") for the sole purpose of effecting the Merger, Knoll, Inc. ("Knoll") (the issuer of the class of equity securities that is the subject of the transaction), Warburg; Warburg, Pincus & Co. ("WP"); E.M. Warburg, Pincus & Co., LLC ("EMW"); and the following executive officers of Knoll who are members of the group formed to consummate the transaction described in the Proxy Statement (the "Management Group"): Burton B. Staniar, Chairman of the Board; John H. Lynch, President, Chief Executive Officer and Director; Andrew B. Cogan, Executive Vice President - Marketing and Product Development and Director; Kathleen G. Bradley, Executive Vice President - Sales, Distribution and Customer Service; Douglas J. Purdom, Senior Vice President and Chief Financial Officer; Carl G. Magnusson, Senior Vice President - Design; Patrick A. Milberger, Vice President, General Counsel and Secretary; Barbara E. Ellixson, Vice President - Human Resources; and Barry L. McCabe, Vice President, Controller and Treasurer.

ITEM 1.           ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

                  (a) The information set forth in "Cover Page" and "Proposals at the Annual Meeting -- Proposal One -- The Merger -- The Parties" in the Proxy Statement is incorporated herein by reference.

                  (b) The class of securities that is the subject of the transaction is Knoll's common stock, par value $.01 per share. As of June 21, 1999, there were 40,645,363 shares of common stock issued and outstanding. The information set forth in "Summary -- Voting;" "Market Price Information; Dividends; Repurchases of Shares of Common Stock" of the Proxy Statement is incorporated by reference.

                  (c), (d), (e) and (f) The information set forth in "Market Price Information; Dividends; Repurchases of Shares of Common Stock;" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources " in the Proxy Statement is incorporated herein by reference.

ITEM 2.           IDENTITY AND BACKGROUND

                  (a), (b), (c), (d) and (g) The information set forth in "Proposals at the Annual Meeting -- Proposal One -- The Merger -- The Parties;" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Information About Nominees; -- Directors and Executive Officers of Knoll" in the Proxy Statement is incorporated herein by reference.

                  (e) and (f) None of the Company, Warburg, WP, EMW, Burton B. Staniar, John H. Lynch, Andrew B. Cogan, Kathleen G. Bradley, Douglas J. Purdom, Carl G. Magnusson, Patrick A. Milberger, Barbara E. Ellixson or Barry L. McCabe or, to the best of their knowledge, no executive officer, director or controlling person of the Company, Warburg, WP or EMW has during the past five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further



                               Page 10 of 18 Pages
violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.           PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS

                  (a)(1) The information set forth in "Special Factors -- Background of the Merger and -- Conflicts of Interest" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

                  (a)(2) The information set forth in "Special Factors -- Background of the Merger;" "Proposals at the Annual Meeting -- Proposal One -- The Merger" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "Special Factors -- Background of the Merger" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION

                  (a) The information set forth in "Summary -- Certain Effects of the Merger;" "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger" and "Proposals at the Annual Meeting -- Proposal One -- The Merger" in the Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "Summary -- Certain Effects of the Merger; -- Financing of the Merger;" "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger; -- Conflicts of Interest; -- Financing and Expenses of the Merger;" and "Proposals at the Annual Meeting -- Proposal One -- The Merger" in the Proxy Statement is incorporated herein by reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

                  (a), (b) and (c)    Not applicable.

                  (d) The information set forth in "Summary -- Financing of the Merger;" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (e), (f) and (g)  Not applicable.

ITEM 6.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

                  (a) The information set forth in "Summary -- Financing of the Merger" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is



                                       Page 11 of 18 Pages
incorporated herein by reference.

                  (b) The information set forth in "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (c) The information set forth in "Summary --Financing of the Merger" and "Special Factors -- Financing and Expenses of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (d)      Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

                  (a), (b) and (c) The information set forth in "Special Factors -- Background of the Merger; -- Purposes and Reasons of the Merger; Certain Effects of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (d) The information set forth in "Summary -- Certain Effects of the Merger; -- Federal Income Tax Consequences;" "Special Factors -- Background of the Merger; -- Purposes and Reasons of the Merger; Certain Effects of the Merger; -- Opinion of Lazard; -- Position of the Continuing Stockholders as to Fairness; -- Opinion of Merrill Lynch; -- Rights of Dissenting Stockholders" and "Proposals at the Annual Meeting -- Proposal One -- Terms of the Merger; -- Certain Tax Considerations" in the Proxy Statement is incorporated herein by reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION

                  (a) and (b) The information set forth in "Summary -- Recommendations of the Special Committee and the Board of Directors; -- Opinion of Lazard" and "Special Factors -- Background of the Merger; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Opinion of Lazard; -- Position of the Continuing Stockholders as to Fairness; -- Opinion of Merrill Lynch" in the Proxy Statement is incorporated herein by reference.

                  (c) The information set forth in "Summary -- Required Vote; Approval of the Proposals Assured;" "Information Concerning the Annual Meeting -- Vote Required for the Merger, the Election of Directors and the Appointment of Auditors; Certain Common Stock Voting in Favor of the Proposals;" "Special Factors -- Purposes and Reasons of the Merger; Certain Effects of the Merger;" and "Proposals at the Annual Meeting -- Proposal One -- The Merger -- Conditions Precedent" in the Proxy Statement is incorporated herein by reference.

                  (d) The information set forth in "Summary -- Opinion of Lazard" and "Special Factors -- Background of the Merger; -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Opinion of Lazard" in the Proxy Statement is incorporated herein by reference.


                              Page 12 of 18 Pages

                  (e) The information set forth in "Special Factors -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger" in the Proxy Statement is incorporated herein by reference.

                  (f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

                  (a), (b) and (c) The information set forth in "Summary -- Opinion of Lazard;" "Special Factors -- Background of the Merger; -- Opinion of Lazard; -- Position of the Continuing Stockholders as to Fairness; -- Opinion of Merill Lynch;" Appendix B: Opinion of Lazard Freres & Co. LLC and Appendix D:
Opinion of Merrill Lynch in the Proxy Statement is incorporated herein by reference.

                  Both the opinion of Lazard and the opinion of Merrill Lynch shall also be made available for inspection and copying during regular business hours at the principal executive offices of the Company by any interested holder of common stock or by the representative of any such holder who has been so designated in writing upon written request and at the expense of the requesting securityholder.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER

                  (a) The information set forth in "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Transactions in the Shares of Common Stock" in the Proxy Statement is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER IS SECURITIES

                  The information set forth in "Summary -- Required Vote; Approval of the Proposals Assured;" "Information Concerning the Annual Meeting -- Vote Required for the Merger, the Election of Directors and the Appointment of Auditors; Certain Common Stock Voting in Favor of the Proposals;" and "Proposals at the Annual Meeting -- Proposal One -- The Merger" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Executive Officer and Director Compensation; -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

                  (a) The information set forth in "Summary -- Required Vote; Approval of the Proposals Assured;" "Information Concerning the Annual Meeting -- Vote Required for



                               Page 13 of 18 Pages
the Merger, the Election of Directors and the Appointment of Auditors; Certain Common Stock Voting in Favor of the Proposals;" "Special Factors -- Conflicts of Interest;" "Proposals at the Annual Meeting -- Proposal One -- The Merger -- Terms of the Merger; -- Covenants;" and "Proposals at the Annual Meeting -- Proposal Two -- Election of Directors -- Certain Relationships and Related Transactions" in the Proxy Statement is incorporated herein by reference.

                  (b) The information set forth in "Summary -- Recommendations of the Special Committee and the Board of Directors;" "Special Factors -- Recommendations of the Special Committee and the Board of Directors; Fairness of the Merger; -- Position of the Continuing Stockholders as to Fairness" and "Proposals at the Annual Meeting -- Proposal One -- The Merger -- Covenants" in the Proxy Statement is incorporated herein by reference.

ITEM 13.          OTHER PROVISIONS OF THE TRANSACTION

                  (a) The information set forth in "Summary -- Appraisal Rights" and "Special Factors -- Rights of Dissenting Stockholders" in the Proxy Statement is incorporated herein by reference.

                  (b)      Not applicable.

                  (c)      Not applicable.

ITEM 14.          FINANCIAL INFORMATION

                  (a) The information set forth in "Selected Financial Data;" "Recent Developments;" "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations" and "Financial Statements" in the Proxy Statement is incorporated herein by reference.

                  (b)      Not applicable.

ITEM 15.          PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

                  (a) and (b) The information set forth in "Information Concerning the Annual Meeting -- Solicitation and Revocation of Proxies" in the Proxy Statement is incorporated herein by reference.

ITEM 16.          ADDITIONAL INFORMATION

                  The information set forth in the Proxy Statement and the Appendices thereto and the information in the Form 10-K and the Form 8-K is incorporated herein by reference in its entirety.




                               Page 14 of 18 Pages

ITEM 17.          MATERIAL TO BE FILED AS EXHIBITS

                  99.(a)                    Commitment Letter of July 29, 1999
                                            by and among Bank of America, N.A., The
                                            Chase Manhattan Bank, Merrill Lynch
                                            & Co., Merrill, Lynch, Pierce,
                                            Fenner & Smith Incorporated and
                                            Knoll, Inc.

                  99.(b)(1)                 Opinion of Lazard Freres & Co. LLC
                                            dated June 21, 1999.(*)

                  99.(b)(2)                 Opinion of Merrill Lynch.(*)

                  99.(c)(1)                 Voting Agreement, dated September 11,
                                            1998, by and among Knoll, Inc.,
                                            Warburg, Pincus Ventures, L.P. and
                                            Warburg, Pincus & Co.(**)

                  99.(c)(2)                 Stockholders Agreement (Common Stock
                                            and Preferred Stock), dated as of
                                            February 29, 1996, among the Issuer,
                                            Warburg, Pincus Ventures, L.P. and
                                            other signatories thereto.(**)

                  99.(c)(3)                 Stockholders Agreement (Restricted
                                            Shares), dated as of February 29,
                                            1996, among the Issuer, Warburg,
                                            Pincus Ventures, L.P. and other
                                            signatories thereto.(**)

                  99.(c)(4)                 The Amended and Restated Agreement
                                            and Plan of Merger by and between
                                            Warburg, Pincus Ventures, L.P. and
                                            Knoll, Inc., dated as of July 29,
                                            1999.(*)

                  99.(c)(5)                 Memorandum of Understanding between
                                            the parties to various class actions
                                            arising out of the proposed merger
                                            and Knoll, Inc. dated June 21, 1999.
                                            (***)

                  99.(d)                    Preliminary Proxy Statement.

                  99.(e)                    Appraisal Rights under Section 262
                                            of the Delaware General Corporation
                                            Law.(*)

-------------------------------


                               Page 15 of 18 Pages

                  (*)                      Incorporated by reference from the
                                            Preliminary Proxy Statement, a copy
                                            of which is attached as Exhibit 99.
                                            (d).

                  (**)                     Incorporated by reference from the
                                            Form 10-K filed by Knoll, Inc. on
                                            March 31, 1999.

                  (***)                    Incorporated by reference from the
                                            Form 8-K filed by Knoll, Inc. on
                                            June 22, 1999.


                              Page 16 of 18 Pages

                  After due inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Dated:       July 30, 1999

                                          KNOLL, INC.

                                          By:      /s/ Burton B. Staniar
                                                   -------------------------
                                                   Name: Burton B. Staniar
                                                   Title: Chairman of the Board


                                          WARBURG, PINCUS VENTURES, L.P.

                                          By:  Warburg, Pincus & Co., General
                                               Partner

                                          By:      /s/ Stephen Distler
                                                   -------------------------
                                                   Name: Stephen Distler
                                                   Title: Partner



                                          WARBURG, PINCUS & CO.

                                          By:      /s/ Stephen Distler
                                                   -------------------------
                                                   Name: Stephen Distler
                                                   Title: Partner



                                          E.M. WARBURG, PINCUS & CO., LLC

                                          By:      /s/ Stephen Distler
                                                   -------------------------
                                                   Name: Stephen Distler
                                                   Title: Member



                                                   /s/ Burton B. Staniar
                                                   ---------------------
                                                       Burton B. Staniar

                                                   /s/ John H. Lynch
                                                   -----------------
                                                       John H. Lynch




                                       Page 17 of 18 Pages

                                                   /s/ Andrew B. Cogan
                                                   -------------------
                                                       Andrew B. Cogan

                                                   /s/ Kathleen G. Bradley
                                                   -----------------------
                                                       Kathleen G. Bradley

                                                   /s/ Douglas J. Purdom
                                                   ---------------------
                                                       Douglas J. Purdom

                                                   /s/ Carl G. Magnusson
                                                   ---------------------
                                                       Carl G. Magnusson

                                                   /s/ Patrick A. Milberger
                                                   ------------------------
                                                       Patrick A. Milberger

                                                   /s/ Barbara E. Ellixson
                                                   -----------------------
                                                       Barbara E. Ellixson

                                                   /s/ Barry L. McCabe
                                                   -------------------
                                                       Barry L. McCabe



                              Page 18 of 18 Pages